J:COM

Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T: +81 3 6765 8100 F: +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

[redacted]

06017037

September 20, 2006

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law
   Attached you will find the English translation version.

   (a) Corrections of Consolidated Semi-Annual Financial Results Release (August 7,2006)

2. Enclosed herewith please find the copy of the following press releases in English:

   (a) J:COM to Begin Trial for New Fixed-Mobile Converged Telephone Service (September 15,2006)

   (b) Jupiter Telecommunications Announces August 2006 Subscriber Figures (September 15,2006)

   (c) Jupiter Telecommunications to Acquire Cable West as a Consolidated Subsidiary (August 28,2006)

   (d) Matsushita Agrees to Transfer the Shares of Cable West to J:COM (August 28,2006)

(e) Jupiter Telecommunications to Acquire Majority Stake in Local Cable Operator—Cable Net Shimonoseki (August 22,2006)

(f) Jupiter Telecommunications Announces July 2006 Subscriber Figures (August 15,2006)

(g) J:COM Launches Japan's 1st Television Rating System for Multichannel Digital Programming (August 2,2006)

(h) J:COM Elevates Haruyama and Watanabe (August 2,2006)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8158, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division, IR Dept.

J:COM

September 15, 2006
FOR IMMEDIATE RELEASE

J:COM to Begin Trial for New Fixed-Mobile Converged Telephone Service

Moving Closer to Household Telephony that Truly Integrates Landline and Mobile Service

Tokyo, Japan, September 15, 2006 – Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, will begin a trial in October for Fixed Mobile Convergence (FMC), a new telephone service which allows customers to have a single phone number which can be both fixed at home and mobile wherever they go. FMC makes it possible for an existing mobile phone with internal WiFi local area network to transmit a landline telephone signal as an extension of the traditional household landline telephone. J:COM's will be the first FMC service in Japan to integrate mobile phone capabilities with landline telephony for residential household use. The trial is aimed at testing technological and operational aspects of the service in preparation for an expected commercial launch.

Increasing consumer demand for individual mobile phones, has created and ideal environment for seamless mobile-landline telecommunications capabilities. The trial will enable subscribers to receive landline telecommunications signals on their mobile phones, which can be used in place of a cordless landline telephone extension. J:COM's FMC trial will test high-performance mobile and PHS phones equipped with internal WiFi capabilities. J:COM has designed the FMC service to be non-dependent on any particular mobile telephone service provider, with J:COM directly handling call control and routing.

The trial environment will be created at J:COM using an FMC-compatible SIP* application server fully adapted to the IMS** framework created by U.S. manufacturer LongBoard Inc. The test will be conducted in cooperation with LongBoard and its agent, Commuture Corp. Along with the trial, J:COM will be considering potential future commercialization in cooperation with Sumisho Computer Systems Corp., which integrates existing IP systems. The results of the upcoming trial will be leveraged to enable J:COM to move ahead with FMC service ahead of competing companies.

In addition to its existing "Triple Play" service combining multichannel television (J:COM TV), high-speed Internet (J:COM NET) and primary telephony (J:COM PHONE), J:COM formed a partnership in March of this year with Willcom Inc. to add "J:COM MOBILE" to its new "Grand Slam" combination of four services. The J:COM MOBILE service provides certain synergies for J:COM PHONE and J:COM MOBILE customers, with conveniences such as a single combined bill and packaging discounts.

**SIP: Session Initiation Protocol. Used primarily for VoIP, SIP is a session control protocol (or call control with VoIP) for multimedia voice/image information exchange. It has come into widespread use in recent years together with the spread of VoIP services such as IP telephony and IP-Centrex.*

***IMS: IP Multimedia Subsystem. IMS is a network technology framework defined by standardization bodies 3GPP and 3GPP2 in order to make packet network multimedia services possible. IMS uses SIP as its core protocol.*

1. Service structure



J:COM
FMC server
Optical fiber
Landline network
Mobile phone network
Coaxial cable
WiFi AP
eMTA
Landline phone (primary IP phone)
Used indoors via WLAN as a landline extension (Mobile/PHS use also possible)
Used outdoors as an ordinary mobile/PHS phone

2. Trial schedule

Work begins in September of 2006 to create the test environment, with the trial beginning in October and lasting approximately four to six weeks.

About J:COM – http://www.jcom.co.jp

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.23 million subscribing households (as of July 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of July 31, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.1

million (as of July 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/.

About Commuture Corporation -- http://www.commuture.com/

Commuture Corporation, as a total IT engineering company, has been engaged, since its foundation in 1960, in wide range of operations such as construction of infrastructure, system development, maintenance etc. in each field of telecom infrastructure, comprehensive facilities, global information service and environment using its integrated power of the excellent development technologies and confidence based the achievements through many years. Stock listings: 1st Section of Tokyo Stock Exchange, 1st Section of Osaka Stock Exchange

About LongBoard -- http://www.longboard.com/

LongBoard Inc. is a leading provider of carrier-grade software that enables carriers and service providers to deliver revenue-generating, converged voice and multimedia services. Deployed in carrier networks since 2001, LongBoard's software enables converged services that meet and exceed carrier and user expectations for quality and reliability. LongBoard is headquartered in Santa Clara, CA and has sales offices in the U.K and Japan. For more information, visit www.longboard.com.

About Sumisho Computer Systems Corporation -- http://www.scs.co.jp/

Sumisho Computer Systems Corporation (TSE:9719) is one of the largest IT solution providers in Japan. As an affiliate of the Sumitomo Corporation, the company delivers solutions best suited to the needs of customers and their business environment. The integration of proprietary technology on software development, high-value service and IT products brought through worldwide network creates value for customers, and thereby maximize customer satisfaction

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

September 15, 2006
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES AUGUST 2006 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of August 31, 2006 served by J:COM's 19 managed franchises reached over 2.2 million, up 13.0% since August 31, 2005. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for J:COM TV, J:COM NET and J:COM PHONE reached 3.9 million overall, up 537,100 units or 15.8% from the year earlier. The bundle ratio (the average number of services received per subscribing household) rose to 1.76 from 1.71 the year earlier. Details follow in the table below:

Year-On-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	J:COM TV	J:COM NET	J:COM PHONE	RGU Total	
As of August 31, 2006	1,858,500 Digital: 853,400	984,800	1,089,200	3,932,500	2,239,200
As of August 31, 2005	1,675,000	827,800	892,600	3,395,400	1,981,100
Net year-over-year increase	183,500	157,000	196,600	537,100	258,100
Net increase as percentage	11.0%	19.0%	22.0%	15.8%	13.0%

Note: The table above references subscribing household totals for companies managed by J:COM.

For Reference: See results for J:COM's consolidated subsidiaries below.
*Total consolidated subsidiaries: *18 franchises; 34 systems:*

Consolidated Systems Total	**Revenue Generating Units**				**Total Subscribing Households**
	J:COM TV	**J:COM NET**	**J:COM PHONE**	**RGU Total**	
As of August 31, 2006	1,771,900	945,700	1,038,000	3,755,600	2,131,000
	Digital: 819,200				
As of August 31, 2005	1,564,800	782,200	838,300	3,185,300	1,850,500
Net year-over-year increase	207,100	163,500	199,700	570,300	280,500
Net increase as percentage	13.2%	20.9%	23.8%	17.9%	15.2%

**Note: Cable Net Shimonoseki Co.,Ltd became a consolidated subsidiary in August, 2006. Total will now be 18 consolidated managed franchises.*

About J:COM http://www.jcom.co.jp/
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.2 million subscribing households (as of August 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of August 31, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.1 million (as of August 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

August 28, 2006

FOR IMMEDIATE RELEASE

Jupiter Telecommunications to Acquire Cable West as a Consolidated Subsidiary

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. ("J:COM", JASDAQ code: 4817) announced today that by a resolution of the board of directors, it has determined to acquire the stocks of Cable West Inc., a cable TV operator in the Kansai region, making it a consolidated subsidiary.

1. Reasons for Share Acquisition

As one of the core components of its growth strategy, the J:COM group has been actively pursuing additional investments in cable television operators. As part of this effort, J:COM will acquire all of the shares in Cable West Inc. ("Cable West"), a cable TV operator in the Kansai region, that are held by Matsushita Electric Industrial Co., Ltd. and KOSAIDO Co. and will make Cable West a consolidated subsidiary of J:COM. Cable West is the third-largest cable TV operator in Japan, and this will be J:COM's largest acquisition since its listing on the JASDAQ Exchange. In addition, since the service areas of Cable West are adjacent to those of J:COM in the Kansai region, operational synergies — such as a reduction of operational costs through sharing of facilities and joint procurement of programming, as well as more efficient sales and marketing — can be expected.

J:COM is Japan's largest multiple system operator (MSO) based on the number of subscribers, serving approximately 2.23 million households (as of July 31, 2006) in the Sapporo, Kanto, Kansai and Kyushu regions. J:COM provides cable television, high-speed internet access, telephony and mobile services across Japan through its 19 managed franchises (35 operators) operating at the local level. The Cable West group consists of 6 managed franchises and an MSO. It operates in 9 wards in the city of Osaka as well as 11 cities and 1 town in the northern part of Osaka prefecture. Its total number of subscribers exceeds 350,000. Cable West's joining with the J:COM Group will expand the number of homes passed* in J:COM's service area from approximately 8.13 million households to approximately 9.43 million households, and J:COM's potential customer base will be enhanced significantly. J:COM believes that this acquisition will not only increase J:COM's profit but also contribute to further improvements in its competitiveness. J:COM will, by exercising the strengths of both companies, carry out a new Kansai-region strategy and growth strategy, and make efforts to become a significant contributor to the development of the region and industry.

* "Number of homes passed" means the number of households in J:COM's service areas that are connected to J:COM's network and to which J:COM may immediately provide its services.

2. Company Profile of Cable West

(1)	Company name:	Cable West Inc.
(2)	Representative:	Masayuki Matsumoto, President
(3)	Established:	October 5, 2000 (On December 1, 2004, Kansai Cable Net (established October 5, 2000), as surviving entity, merged with Osaka Central Cable Networks (established April 2, 1990), as ceasing entity, and changed its company name to Cable West Inc.)
(4)	Headquarters:	1-61,2-Chome, Shiromi, Chuo-ku, Osaka city
(5)	Business operations:	Cable television operations Telecommunications business Multiple Systems Operating Business
(6)	Fiscal year-end:	March 31
(7)	Group companies:	Suita Cable Television Co., Ltd. Toyonaka Ikeda Cable Net Co., Ltd. Takatsuki Cable Network Co., Ltd. Higashi-Osaka Cable Television Co., Ltd. Kitakawachi Cable Net Co., Ltd. Osaka Central Company (Internal division of Cable West)
(8)	Employees:	721 in total (as of April 1, 2006)
(9)	Shares outstanding:	192,499.57
(10)	Total assets:	(On a consolidated basis) 31,900 million yen

(11) Recent Business results (JPY in millions):

	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006
Sales	20,276	23,398
Operating Income	2,318	3,435
Net Income	1,604	2,003
Total Assets	29,038	31,900
Net Assets	16,064	18,002

Note: Amounts less than one million yen have been omitted.
Sales, Operating Income and Net Income are calculated by simply aggregating those of the group companies.
Total Assets and Net Assets are calculated by eliminating accounts such as investments and internal borrowings & lendings.
To be comparable to the figures of the year ended Mar. 31, 2006, the figures of the year ended Mar. 31, 2005 include those of Osaka Central Cable Networks.

3. Sellers

	Matsushita Electric Industrial	KOSAIDO
(1) Company name	Matsushita Electric	KOSAIDO Co., Ltd.

	Industrial Co., Ltd.	
(2) Representative	Fumio Ohtsubo, President	Atsuo Nagayo, President and CEO
(3) Headquarters	1006, Kadoma, Kadoma-shi, Osaka	4-6-12, Shiba, Minato-ku, Tokyo
(4) Primary business operations	General electronics business	Printing business, publishing business, funeral business and golf business

4. Details and Acquisition Price of Transfer

(1) Details J:COM will acquire 107,801 shares from Matsushita Electric Industrial Co., Ltd., the current primary shareholder, and 17,255 shares from KOSAIDO Co., Ltd.

(2) Acquisition Price 47,435 million yen (amounts below one million yen have been rounded down)

5. Number and Percentage of Voting Rights Before and After Transfer

	(Before)	(After)
(1) Voting rights held by J:COM:	16,508	141,564
(Shares held by J:COM):	(16,508)	(141,564)
(2) Total number of voting rights:	192,418	192,418
(Shares outstanding):	(192,499.57)	(192,499.57)
(3) Percentage of total voting rights:	8.58%	73.57%
(Percentage of shares outstanding):	(8.58%)	(73.54%)

Note: Percentages have been rounded to two decimal places.

6. Schedule

The share transfer is scheduled on September 28, 2006.

7. Effect on Business Results

Cable West will become a consolidated subsidiary of J:COM as of September 28, 2006 (scheduled). J:COM will not change its full-year forecasts for the year ending December 31, 2006, however, as Cable West's performance will be reflected in future periods, J:COM expects that the contribution of the acquisition to its business results in such future periods will be significant.

8. Other

In addition to the above acquisition, J:COM and Matsushita Electric Industrial Co., Ltd. have agreed that Matsushita Electric Industrial Co., Ltd. will sell all shares that it currently holds in five of J:COM's subsidiaries (J:COM Shonan Co., Ltd., J:COM Chiba Co., Ltd., J:COM Kansai Co., Ltd., Hokusetsu Cable Net Co., Ltd. and Kansai Multimedia Company) to J:COM for approximately 3.9 billion yen.

About J:COM **http://www.jcom.co.jp/**

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.2 million subscribing households (as of June 30, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of June 30, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.1 million (as of June 30, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

August 28, 2006
FOR IMMEDIATE RELEASE

Jupiter Telecommunications Co., Ltd.
Matsushita Electric Industrial Co., Ltd.

Matsushita Agrees to Transfer the Shares of Cable West to J:COM

Tokyo, Japan, August 28, 2006 – Jupiter Telecommunications Co., Ltd. ("J:COM") and Matsushita Electric Industrial Co., Ltd. ("Matsushita"), best known for its Panasonic brand name, announced today the signing of the definitive stock purchase agreement that Matsushita will transfer all its shares in Cable West Inc. ("Cable West") to J:COM on September 28, 2006. Matsushita will transfer 107,801 shares, which represent 56% of the total issued and outstanding shares of Cable West, to J:COM for approximately 40.9 billion yen.

Cable West is the third largest cable TV operator in Japan, which consists of six operating companies and their holding company. Cable West provides services to nine wards of Osaka city and eleven cities and one town in the northern area of Osaka prefecture. The total number of total households subscribing to Cable West exceeds 350,000 as the result of success of business in each area. In light of the current intensified competition in the industry, Cable West aims to realize further growth with J:COM which is the largest multiple system operator in Japan.

By this transfer, J:COM is expected to increase its subscribers from 2.23 million to 2.58 million households and increase market share from about 30% to 35%(estimated by J:COM) at the end of July, 2006, which will strengthen its competitiveness. Furthermore, J:COM and Cable West pursue positive synergy effects in various aspects such as cost reduction by common use of facilities and joint purchase of equipment and programs, and efficiency in the operating and marketing structure. Going forward, J:COM and Cable West will realize new business strategy for their growth in Kansai area and for further growth, and aim to build up a cable TV group which contributes to the development of the region and the industry, by utilizing the strength of both J:COM and Cable West. J:COM will make efforts to provide its customers with better services by utilizing the know-how and its strength in the local areas both of which J:COM has established.

Matsushita Group, including Cable West, has been one of the leading companies in the cable TV business and in the areas of digitization, interactivity and high speed communication etc. of broadcast and telecommunication services. By this share transfer and further collaboration with J:COM in the business of cable-related equipment and services, Matsushita aims to expand its business and contribute to the development of the industry through concentration of its management resources on set-top box (STB) and broadcasting system businesses, and expansion of TV portal services (T navi services).

J:COM and Matsushita have also entered into the contract to strengthen the mutual collaboration in the STB business and T navi services, and to transfer all shares Matsushita holds in J:COM Shonan Co., Ltd., J:COM Chiba Co., Ltd., J:COM Kansai Co., Ltd., Hokusetsu Cable Net Co., Ltd. and Kansai Multimedia Service Company to J:COM for approximately 3.9 billion yen.

- more -

Outline of Cable West

Representative:	Masayuki Matsumoto, President
Date of establishment:	October 5, 2000 (Kansai Cable Net Co., Ltd., established on October 5, 2000, merged with Osaka Central Cable Network Co., Ltd. and changed its company name to Cable West Co., Ltd. on December 1, 2004.)
Headquarters:	1-61, 2-Chome, Shiromi, Chuo-ku, Osaka city, Japan
Main businesses:	Cable television operations and Telecommunications business, etc.
Group companies:	Suita Cable Television Co., Ltd., Toyonaka Ikeda Cable Net Co., Ltd., Takatsuki Cable Network Co., Ltd., Higashi-Osaka Cable Television Co., Ltd., Kitakawachi Cable Net Co., Ltd. and Osaka Central Company (Internal division company of Cable West)
Services area:	Osaka city (Asahi / Kita / Joto / Chuo / Tsurumi / Higashinari / Higashiyodogawa / Miyakojima / Yodo wards), Suita city, Toyonaka city, Ikeda city, Takatsuki city, Simamoto town, Higashiosaka city, Moriguchi city, Kadoma city, Daito city, Sijonawate city, Katano city and Neyagawa city
Number of employees:	721 in total (as of April 1, 2006)
Sales:	23,398 million yen* (Fiscal year ended March 31, 2006)
Total assets:	31,900 million yen* (as of March 31, 2006)

(Notes) *Amounts less than 1million yen have been omitted.

Sales are calculated by simply aggregating those of the group companies.

Total assets are calculated by eliminating accounts such as investments and internal borrowings & lendings.

Services areas

[Before the transfer]


J:COM HOKUSETSU
Kyoto
J:COM KANSAI
Hyogo
J:COM KOBE-ASHIYA
J:COM KOBE-MIKI
E-WEST
J:COM KANSAI
Osaka
Nara
Wakayama

[After the transfer]


J:COM HOKUSETSU
Kyoto
J:COM KANSAI
Hyogo
J:COM KOBE-ASHIYA
J:COM KOBE-MIKI
CABLE WEST
J:COM KANSAI
Osaka
Nara
Wakayama

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.23 million subscribing households (as of July 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of July 31, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.1 million (as of July 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/.

About Matsushita

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$76.02 billion for the year ended March 31, 2006. The company's shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), and Frankfurt* stock exchanges. For more information on the company and the Panasonic brand, visit the company's website at http://panasonic.net/.

*Matsushita plans to complete delisting procedures for the Frankfurt Stock Exchange in August 2006.

Media Contact:

Koji Kobayashi
Jupiter Telecommunications Co., Ltd.
Tel:+81-3-6765-8157 Fax: +81-3-6765-8091

Akira Kadota
Matsushita Electric Industrial Co., Ltd.
Tel:+81-3-3578-1237 Fax:+81-3-3436-6766
Panasonic News Bureau
Tel:+81-3-3542-6205 Fax:+81-3-3542-9018

###

J:COM

August 22, 2006
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS TO ACQUIRE MAJORITY STAKE IN LOCAL CABLE OPERATOR -- CABLE NET SHIMONOSEKI

Company To Become a Consolidated Subsidiary of J:COM

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today that it will acquire a majority stake in its cable operator affiliate Cable Net Shimonoseki Co., Ltd. via the transfer of a portion of the shares held by local companies. Under the terms of the agreement, Cable Net Shimonoseki will become a consolidated subsidiary of J:COM. Please see Appendix below for details.

Cable Net Shimonoseki Co., Ltd. provides multichannel cable television, high-speed Internet access, primary fixed-line telephony and mobile phone services under the J:COM brand in Shimonoseki, a city in the Yamaguchi prefecture in Japan. Established as a 100% subsidiary of J:COM in 1996, local companies began to acquire equity in Cable Net Shimonoseki after the City of Shimonoseki did so in 1997. Since then, this growing business has been managed by J:COM in cooperation with the local community.

The present agreement was reached in close consultation with approximately 60 local shareholder companies. The stock purchase is expected to be complete by the end of September, 2006, with J:COM ultimately owning over 60% of the outstanding equity in Cable Net Shimonoseki.

Going forward, J:COM will continue to operate Cable Net Shimonoseki as an integral provider to the local community, though the company will hold a larger operational and financial stake in Cable Net Shimonoseki's business.

About J:COM **http://www.jcom.co.jp/**
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.2 million subscribing households (as of June 30, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of June 30, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.1 million (as of June 30, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Appendix

1) Reasons for share acquisition

Jupiter Telecommunications Co., Ltd. will acquire a portion of the 20,000 outstanding shares of Cable Net Shimonoseki Co., Ltd. from local shareholders, and intends to make the company a consolidated subsidiary. By reinforcing the operational leadership at Cable Net Shimonoseki, the J:COM group will further strengthen its infrastructure, to enable more efficient operations going forward.

2) Company Profile: *Cable Net Shimonoseki Co., Ltd.*

(1) Company name: Cable Net Shimonoseki Co., Ltd.
(2) Brand name: J:COM Shimonoseki
(3) Business operations: Cable Television Broadcasting, Radio Broadcasting, Telecommunications
(4) Established: September 5, 1996
(5) Headquarters: 3-25-3 Mukunocho, Shimonoseki City, Yamaguchi Pref.
(6) Representative: Minoru Saito, President & Representative Director
(7) Paid-in Capital: One billion yen (JPY 1B)
(8) Employees: 41 (at December 31, 2005)
(9) Shares outstanding: 20,000
(10) Fiscal year end: December 31
(11) Business results of the most recent fiscal year

(in millions of yen)

--------------	**Year Ended Dec. 31, 2004**	**Year Ended Dec. 31, 2005**
Revenue	2,059	2,306
Operating Income	223	312
Ordinary Income	183	270
Net Income	183	257
Total Assets	3,303	3,428
Capital Stock	159	416

Note: In accordance with Japanese standards, amounts below one million yen have been dropped.

3) Effect on business results

Impact on J:COM's business results for this period is expected to be negligible.

J:COM

August 15, 2006
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES
JULY 2006 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of July 31, 2006 served by J:COM's 19 managed franchises increased to exceed 2.2 million, up 13.3% since July 31, 2005. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for J:COM TV, J:COM NET and J:COM PHONE reached 3.9 million overall, up 544,500 units or 16.2% from the year earlier. The bundle ratio (the average number of services received per subscribing household) rose to 1.75 from 1.71 of the year earlier. Details follow in the table below:

Year-On-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	J:COM TV	J:COM NET	J:COM PHONE	RGU Total	
As of July 31, 2006	1,852,000 Digital: 828,800	977,500	1,073,500	3,903,000	2,228,400
As of July 31, 2005	1,665,300	818,100	875,100	3,358,500	1,967,600
Net year-on-year increase	186,700	159,400	198,400	544,500	260,800
Net increase as percentage	11.2%	19.5%	22.7%	16.2%	13.3%

Note: The table above references subscribing household totals for companies managed by J:COM.

For Reference: See results for J:COM's consolidated subsidiaries below.
Total consolidated subsidiaries: 17 franchises; 33 systems:

Consolidated Systems Total	**Revenue Generating Units**				**Total Subscribing Households**
	J:COM TV	**J:COM NET**	**J:COM PHONE**	**RGU Total**	
As of July 31, 2006	1,739,900 Digital: 788,400	928,000	1,008,800	3,676,700	2,092,600
As of July 31, 2005	1,555,400	772,900	822,100	3,150,400	1,837,700
Net year-on-year increase	184,500	155,100	186,700	526,300	254,900
Net increase as percentage	11.9%	20.1%	22.7%	16.7%	13.9%

About J:COM http://www.jcom.co.jp/
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.2 million subscribing households (as of July 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of July 31, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.1 million (as of July 31, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

(Translation from Japanese disclosure to JASDAQ)

August 7, 2006

[U.S. GAAP]

Corrections of Consolidated Semi-Annual Financial Results Release

For the Six Months Ended June 30, 2006

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Location of headquarters: Tokyo
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:

Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp
Hiroto Motomiya, Accounting Controlling Phone: +81-3-6765-8140 E-Mail: MotomiyaH@jupiter.jcom.co.jp

Jupiter Telecommunications Co., Ltd. announced today the corrections of its consolidated financial statements for the 6 months ended June 30, 2006 originally announced on July 28, 2006.

The corrections will have no effect on Jupiter Telecommunications Co., Ltd. consolidated statements of operations and consolidated balance sheet for the 6 months ended June 30, 2006.

[Correction]

The corrected part is indicated with an underline.

(i) Consolidated Semi-Annual Financial Results Release, Page 2

Jupiter Telecommunications Co., Ltd. (Consolidated)

For the Six Months Ended June 30, 2006

1. Consolidated operating results (From January 1, 2006 to June 30, 2006)

(3) Consolidated cash flow statement

[Previous disclosure]

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
June 30, 2006	<u>37,735</u>	<u>(25,364)</u>	(12,301)	35,353
June 30, 2005	27,323	(19,914)	32,747	50,576
December 31, 2005	60,763	(57,230)	21,330	35,283

[Amended disclosure]

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
June 30, 2006	<u>37,090</u>	<u>(24,719)</u>	(12,301)	35,353
June 30, 2005	27,323	(19,914)	32,747	50,576
December 31, 2005	60,763	(57,230)	21,330	35,283

3.Business Results and Financial Conditions

(2) Financial situation

Cash Flows from Operating Activities

[Previous disclosure]

Net cash provided by operating activities was ¥37,735 million for the six months ended June 30, 2006, compared to ¥27,323 million the six months ended June 30, 2005, or an increase of ¥10,412 million. The increase was primarily the result of a ¥7,080 million increase in operating income before depreciation, amortization and non-cash stock compensation charges.

[Amended disclosure]

Net cash provided by operating activities was ¥37,090 million for the six months ended June 30, 2006, compared to ¥27,323 million the six months ended June 30, 2005, or an increase of ¥9,767 million. The increase was primarily the result of a ¥7,080 million increase in operating income before depreciation, amortization and non-cash stock compensation charges.

Cash Flows from Investing Activities

[Previous disclosure]

Net cash used in investing activities was ¥25,364 million for the six months ended June 30, 2006, compared to ¥19,914 million for the six months ended June 30, 2005, or an increase of ¥5,450 million. The increase was primarily attributable to a ¥8,108 million increase in capital expenditures, partially offset by a net ¥1,838 million decrease in the amount of acquisition of new subsidiaries and acquisitions of minority interests.

[Amended disclosure]

Net cash used in investing activities was ¥24,719 million for the six months ended June 30, 2006, compared to ¥19,914 million for the six months ended June 30, 2005, or an increase of ¥4,805 million. The increase was primarily attributable to a ¥7,463 million increase in capital expenditures, partially offset by a net ¥1,838 million decrease in the amount of acquisition of new subsidiaries and acquisitions of minority interests.

(iii) Accompanying material, Page 21

[Previous disclosure]

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

	6 months ended June 30, 2006	6 months ended June 30, 2005	12 months ended Dec. 31, 2005
Classification	Amount	Amount	Amount
Cash flows from operating activities:			
Net income	8,118	10,273	19,333
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	24,698	20,585	43,338
Equity in earnings of affiliates	(130)	(215)	(651)
Minority interest in net income of consolidated subsidiaries	539	168	997
Stock compensation expenses	203	1,985	2,210
Deferred income taxes	2,771	(3,644)	(5,257)
Cumulative effect of accounting change	–	–	486
Changes in operating assets and liabilities, excluding effects of business combinations:			
(Increase)/decrease in accounts receivable, net	3,192	821	(974)
(Increase) in prepaid expenses and other current assets	(2,099)	(1,859)	(1,499)
(Increase)/decrease in other assets	1,288	(167)	2,810
Increase/(decrease) in accounts payable	(870)	(1,813)	4,955
Increase/(decrease) in accrued expenses and other liabilities	1,457	1,628	(335)
Increase/(decrease) in provision for retirement allowance	(13)	154	(2,676)
(Decrease) in deferred revenue	(1,419)	(593)	(1,974)
Net cash provided by operating activities	37,735	27,323	60,763
Cash flows from investing activities:			
Capital expenditures	(23,732)	(15,624)	(38,405)
Acquisition of new subsidiaries, net of cash acquired	(1,464)	(4,234)	(12,049)
Investments in and advances to affiliates	185	90	140
Acquisition of minority interest in consolidated subsidiaries	(1,147)	(215)	(4,905)
Other investing activities	794	69	(2,011)
Net cash used in investing activities	(25,364)	(19,914)	(57,230)
Cash flows from financing activities:			
Proceeds from issuance of common stock	143	90,642	91,420
Net increase in short-term loans	693	–	1,750
Proceeds from long-term debt	40,339	1,544	126,904
Principal payments of long-term debt	(46,301)	(53,647)	(187,542)
Principal payments under capital lease obligations	(6,346)	(5,792)	(11,970)
Other financing activities	(829)	–	768
Net cash provided by (used in) financing activities	(12,301)	32,747	21,330
Net increase in cash and cash equivalents	70	40,156	24,863
Cash and cash equivalents at beginning of year	35,283	10,420	10,420
Cash and cash equivalents at end of term	35,353	50,576	35,283

[Amended disclosure]

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

Classification	6 months ended June 30, 2006 Amount	6 months ended June 30, 2005 Amount	12 months ended Dec. 31, 2005 Amount
Cash flows from operating activities:			
Net income	8,118	10,273	19,333
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	24,698	20,585	43,338
Equity in earnings of affiliates	(130)	(215)	(651)
Minority interest in net income of consolidated subsidiaries	539	168	997
Stock compensation expenses	203	1,985	2,210
Deferred income taxes	2,771	(3,644)	(5,257)
Cumulative effect of accounting change	–	–	486
Changes in operating assets and liabilities, excluding effects of business combinations:			
(Increase)/decrease in accounts receivable, net	3,192	821	(974)
(Increase) in prepaid expenses and other current assets	(2,099)	(1,859)	(1,499)
(Increase)/decrease in other assets	1,288	(167)	2,810
Increase/(decrease) in accounts payable	(1,515)	(1,813)	4,955
Increase/(decrease) in accrued expenses and other liabilities	1,457	1,628	(335)
Increase/(decrease) in provision for retirement allowance	(13)	154	(2,676)
(Decrease) in deferred revenue	(1,419)	(593)	(1,974)
Net cash provided by operating activities	37,090	27,323	60,763
Cash flows from investing activities:			
Capital expenditures	(23,087)	(15,624)	(38,405)
Acquisition of new subsidiaries, net of cash acquired	(1,464)	(4,234)	(12,049)
Investments in and advances to affiliates	185	90	140
Acquisition of minority interest in consolidated subsidiaries	(1,147)	(215)	(4,905)
Other investing activities	794	69	(2,011)
Net cash used in investing activities	(24,719)	(19,914)	(57,230)
Cash flows from financing activities:			
Proceeds from issuance of common stock	143	90,642	91,420
Net increase in short-term loans	693	–	1,750
Proceeds from long-term debt	40,339	1,544	126,904
Principal payments of long-term debt	(46,301)	(53,647)	(187,542)
Principal payments under capital lease obligations	(6,346)	(5,792)	(11,970)
Other financing activities	(829)	–	768
Net cash provided by (used in) financing activities	(12,301)	32,747	21,330
Net increase in cash and cash equivalents	70	40,156	24,863
Cash and cash equivalents at beginning of year	35,283	10,420	10,420
Cash and cash equivalents at end of term	35,353	50,576	35,283

(iv) Highlight of 2006 1H (1/2)

Unit:Yen in 100 million(rounding in 10 million yen)

Capital Expenditure	6 months ended June 30, '06	6 months ended June 30, '05	Change	
			Amount	%
【Previous disclosure】				
Capital expenditures	237	156	81	52%
Capital lease expenditure	61	73	(12)	(16%)
Total	299	229	70	30%
【Amended disclosure】				
Capital expenditures	231	156	75	48%
Capital lease expenditure	61	73	(12)	(16%)
Total	292	229	63	27%

Cash Flows	6 months ended Jun. 30, '06	6 months ended Jun. 30, '05	Explanation of 2006 amounts
【Previous disclosure】			
Cash provided by operating activities	377	273	OCF(405)
Cash used in investing activities	(254)	(199)	Capital expenditure(237), and Acquisition of new subsidiaries and MI purchases(26)
Free Cash Flow	79	44	(Cash provided by operating activities 377) - (Capital expenditure incl. Capital lease 299)
Cash generated from (used in) financing activities	(123)	327	Proceed from long-term debt(+403), Principal payment of long-term debt and capital lease(-526)
Increase in cash	1	402	
【Amended disclosure】			
Cash provided by operating activities	371	273	OCF(405)
Cash used in investing activities	(247)	(199)	Capital expenditure(231), and Acquisition of new subsidiaries and MI purchases(26)
Free Cash Flow	79	44	(Cash provided by operating activities 371) - (Capital expenditure incl. Capital lease 292)
Cash generated from (used in) financing activities	(123)	327	Proceed from long-term debt(+403), Principal payment of long-term debt and capital lease(-526)
Increase in cash	1	402	

J:COM

August 2, 2006
FOR IMMEDIATE RELEASE

J:COM Launches Japan's 1st Television Ratings System for Multichannel Digital Programming

TOKYO, Japan –Viewer ratings of multichannel digital broadcasts will be made available for the first time in Japan by Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served. As of August 1, 2006, J:COM is offering program suppliers limited "Digital Viewership Ratings," a new viewer tracking system designed to gather and calculate audience ratings averages for J:COM multichannel digital broadcasts.

J:COM will make ratings data available on a weekly and monthly basis for all 48 basic channels of J:COM TV DIGITAL. This new digital viewership ratings index will specify audience numbers for multichannel digital broadcast programming by generating data on the average number of viewers watching each monitored channel. Ratings will be calculated based on data gathered over J:COM set-top boxes using interactive services, part of the digital services provided by J:COM. One thousand J:COM TV DIGITAL subscribing households in the Kansai area and one thousand in the Kanto area will be monitored to get the program underway. J:COM is also looking into utilizing the tracking capability as a possible media measurement tool for the adverting industry.

"With our new Digital Viewership Ratings service, J:COM hopes to subsequently fuel advances in the multichannel advertising market overall," said J:COM CEO Tomoyuki Moriizumi. "Now with the ability to quantify viewer feedback, J:COM programmers will be able to more fully customize channels and show producers can tailor content based on audience preferences," he added.

About J:COM http://www.jcom.co.jp/
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.2 million subscribing households (as of June 30, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of June 30, 2006) operating at the local level. The number of serviceable households or "homes

passed" in J:COM franchise areas is approximately 8.1 million (as of June 30, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

July 28, 2006
FOR IMMEDIATE RELEASE

J:COM ELEVATES HARUYAMA AND WATANABE

Senior Executives in Finance and Accounting to Further Reinforce J:COM's Corporate Standards of Financial Excellence

TOKYO, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, today announced two personnel changes which will be effective August 1, 2006.

Managing Director, CFO and General Manager, Finance and Accounting Division, Mr. Akihiko Haruyama will be appointed as Managing Director in Charge of Internal Control, and Co-CFO for J:COM. Mr. Haruyama joined J:COM in 2003 as CFO and has served concurrently as Managing Director and CFO since 2004. Mr. Haruyama previously worked at CASTY, Inc. where he was involved in launching that company's broadband business. Prior to CASTY, he was with NTT DoCoMO, Inc. where he served as Manager, Corporate Sales. Mr. Haruyama also spent six years with Long-Term Credit Bank of Japan, Corporate Finance U.S. division . Mr. Haruyama began his career at Itochu Corporation in 1979. He received his MBA from Harvard University in 1990.

Sharing responsibilities with Mr. Haruyama is Mr. Ikkyo Watanabe, who will be appointed as Co-CFO. Mr. Watanabe joined the company in 2006 as Advisor, Finance and Accounting. Previously in 1993, he joined McCann-Erickson Inc., where he served as CFO and Director. In 1977, Mr. Watanabe became a Tokyo-based consultant for the San Francisco offices of Arthur Andersen. An all-around expert in Accounting and Financial Reporting, Mr. Watanabe is registered as a certified public accountant in both Japan and the United States.

J:COM has an extremely tough stance on corporate governance and the appointment of these two new positions will further reinforce safeguards as J:COM places the highest level of priority on these areas.

"To ensure that our financial reporting structure has the highest level of integrity, we are separating top responsibility for the accounting and finance operations at J:COM," said

Tomoyuki Moriizumi, CEO of J:COM. "J:COM has been well served by the expertise of both Akihiko Haruyama and Ikkyo Watanabe and we are confident in these experts and their abilities as we continue our high standards of internal organization and strict compliance with complex financial reporting and accounting regulations."

About J:COM http://www.jcom.co.jp/
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2.2 million subscribing households (as of June 30, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of June 30, 2006) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 8.1 million (as of June 30, 2006). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.